Sub-Item 77Q2
Any late or amended Section 16 filings


Nuveen Dividend Advantage Municipal Fund 3
811-10345


Based on a review of the SEC Forms 3, 4 and 5 furnished to the Fund, the Fund believes that all Section 16(a) filing requirements applicable to the Funds officers and directors, investment adviser and affiliated persons of the investment adviser were complied with, except that the Form 4 report, Statement of Changes in Beneficial Ownership, on behalf of the portfolio manager listed below filed an amended Form 4 on 1/16/2014, accession number 0001225208-14-001891 to correct an incorrect amount of shares previously reported.

Portfolio manager:

Paul L. Brennan
Date of Transaction: December 18, 2013
Date of Late Filing: January 16, 2014

This was also disclosed in the proxy statement for the 8/5/2014 annual shareholder meeting.